Room 4561
via fax (281) 242-3880
						January 25, 2006

Mark Cresswell
President and Chief Executive Officer
NEON Systems, Inc.
14100 Southwest Freeway, Suite 500
Sugar Land, TX 77478

Re:	NEON Systems, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	Form 10-Q for Fiscal Quarter Ended September 30, 2005
	Filed November 14, 2005
	Form 8-K dated January 4, 2006

Dear Mr. Cresswell:

      We have reviewed information in your response letters dated December 27, 2005 and and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Note 4 - Related Party Transactions, page 41

1. In your response letter dated October 7, 2005, you indicate that
the Company valued the NESI Notes in August 2002 based on NESI`s enterprise value. You further indicate that the Company`s calculation of the enterprise value of NESI resulted in a range of approximately $4.3 million to $7.0 million. However, the Company also considered the costs associated with and the potential diminution in the value of the NESI intellectual property as a result of a foreclosure by the Company of its security interest in NESI`s intellectual property and based on such considerations, determined that the lower end of this range was more representative of the value of the Notes.  Please provide a copy of the Company`s calculations of
NESI`s enterprise value at August 2002.   Explain how you factored
the costs associated with a potential foreclosure in your analysis.
Also, tell us how you determined that a foreclosure by the Company would result in a reduction in the value of the intellectual property that would lead you to conclude that the low end of the range was the best estimate of the value of the Notes. Also, tell us how you considered SFAS 114 and SFAS 118 in your accounting for the impairment of such Notes.

2. With regards to the Scalable notes, please explain your basis in using the modified equity method to account for these loans. Tell us how you considered EITF D-68 and EITF 98-13 in accounting for these
Notes. For instance, did the Company have any investment in the common stock of Scalable that would have lead them to consider such investment for equity accounting? If the only investment was the notes receivable, then tell us how you determined that the equity method accounting or a modified version of such method was appropriate.

3. Alternatively, we note from you letter of October 7, 2005 that the
$6.0 million in unguaranteed Notes were secured by Scalable`s intellectual property. Tell us how you considered the valuation of the Notes based on the underlying collateral pursuant to SFAS 114 and
SFAS 118.

September 30, 2005 - Form 10-Q

Condensed Consolidated Balance Sheets, page 3

4. We note from your disclosures in Note 8 that the Company has a $2.2 million note receivable from John J. Moores, the Company`s largest shareholder. Tell us where you classified such note in your condensed consolidated balance sheet and tell us how you considered the requirements of Rule 5-02(3)(a) of Regulation S-X to state separately on the face of the balance sheet the notes to related parties.

Item 4. Controls and Procedures, page 25

5. Your conclusion that your disclosure controls and procedures are
effective "to provide reasonable assurance that information
required
to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission`s rules and forms" is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within
the time periods specified in the Commission`s rules and forms"
and
to ensure that "information required to be disclosed by an issuer
.. .
.. is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure."
Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Form 8-K Dated January 4, 2006

6. We note that on January 4, 2006, the Company entered into a
First
Amendment to Registration Rights Agreement with CSFT Holdings,
Inc.,
which amended certain Registration Rights Agreement dated as of December 13, 2004 between the Company and CSFT. On December 1, 2005 the Staff issued Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.  Based on the
guidance in Section II.B of this release, the Company should reevaluate their accounting for the warrants issued in the Clientsoft acquisition. Please provide us with the copy of the warrant agreements. Tell us how you analyzed the warrants pursuant to SFAS
133 and EITF 00-19. Specifically, tell us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133. Also, tell us how the Company determined that the warrants meet the scope
exception
of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. For example, tell us how you considered the registration rights agreements in your analysis. Tell us if the warrants agreements include any liquidated damages provisions and if so, tell us how you considered such provisions in determining that equity classification was appropriate. If the scope exception of paragraph
11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the
financial statements.   We may have further comments.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin at (202)-551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Mark Cresswell
NEON Systems, Inc.
January 25, 2006
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